Contact

www.linkedin.com/in/brian-tinkham-58b0329 (LinkedIn)
www.giwindows.com (Company)

Top Skills

Medical Devices
Market Development
Product Launch

Brian Tinkham

President & Chief Executive Officer at GI Windows Surgical
Boston, Massachusetts, United States

Summary

Innovating in healthcare to reduce aggregate delivery costs and extend life for patients.

Experience

GI Windows
13 years 6 months

President & Chief Executive Officer
August 2018 - Present (6 years 11 months)
Greater Boston Area

Board Member
January 2012 - Present (13 years 6 months)

GI Windows is a clinical stage company developing a novel medical device, designed to change the paradigm of surgical anastomoses and bypass.
GI Windows is creating a paradigm shift to make surgery less invasive, by leveraging the natural orifice in the body.

Algeness
Board Member
January 2019 - Present (6 years 6 months)
Greater Boston Area

Medtronic
Vice President, New Technologies

FNDU Surgical, Fujifim Corporation
Board Member
January 2016 - December 2018 (3 years)
Boston, Massachusetts

Medtronic
4 years 10 months

Vice President, Sales, GI Soultions & Advance Ablation

August 2017 - August 2018 (1 year 1 month)

Vice President, New Technologies, GI Solutions
November 2013 - August 2017 (3 years 10 months)

Vice President of Sales, GI Solutions & Advance Ablation
August 2017 - 2017 (less than a year)

Beacon Endoscopic
3 years 11 months

Board Member
January 2010 - November 2013 (3 years 11 months)

Acquired by Covidien

Co-Founder
January 2010 - November 2013 (3 years 11 months)

Acquired by Covidien

Mauna Kea Technologies
Vice President, Sales & Marketing
May 2008 - January 2011 (2 years 9 months)

Boston Scientific
Global Marketing Manager
2001 - 2008 (7 years)

Sales, Marketing, Market Development

E&J Gallo Winery
Marketing Manager
1995 - 2001 (6 years)

International Sales, Sales Management, Marketing Manager

Education

D'Amore-McKim School of Business at Northeastern University

University of Massachusetts Dartmouth